Exhibit 99.56

BC Bud. BC Tweed. Canopy Growth establishes joint venture to convert 1.3 million square feet of existing greenhouse in British Columbia

JOINT VENTURE INCLUDES OPTION FOR ADDITIONAL 1.7 MILLION SQ. FT. GREENHOUSE

SMITHS FALLS, ON, Oct. 11, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that it has entered into a definitive joint venture agreement to form a new company, BC Tweed Joint Venture Inc. (the “Joint Venture”) together with a large-scale greenhouse operator (“the Partner”) to develop 1.3 million sq. ft. of greenhouse growing capacity in British Columbia with an exclusive option to develop a further 1.7 million sq. ft. of existing greenhouse infrastructure at a second BC location.

Applications have been submitted for both sites and subject to Health Canada and other standard regulatory approvals, as well as a bit of luck, the Company is hopeful that it will have product available from the Joint Venture as soon as July 1, 2018.

Under the terms of the agreement and subject to third-party approvals required by the Partner, the Joint Venture has conditionally agreed to lease a 1.3 million sq. ft. (30-acre) greenhouse facility located on a 55-acre parcel of land in BC from an affiliate of the Partner, with an option to acquire the property. The Joint Venture significantly supplements the Company’s industry leading production portfolio and positions Canopy Growth with production and distribution facilities from coast to coast across the country.

“The Joint Venture allows us to expand our operational footprint for greenhouse production while increasing our institutional knowledge of operating large scale greenhouses,” said Bruce Linton, Chairman and CEO, Canopy Growth. “Our cannabis expertise already operating the largest cannabis greenhouse in the sector combined with experience of our new partner’s extensive large-scale greenhouse production record, is great news for our customers and investors.”

As consideration for entering into and operating the Joint Venture, Canopy Growth will, based upon various milestones and subject to required regulatory and stock exchange approvals, issue the Partner 310,316 common shares of Canopy Growth over two tranches and a further $2.75 million of common shares in two remaining tranches. Canopy Growth owns 66 2/3% of the Joint Venture.

To fund the development of the Joint Venture, Canopy Growth will contribute, in multiple tranches, an aggregate of $20 million in cash (of which approximately $1 million was advanced at closing), in exchange for Class A Preferred Shares with cumulative preferred dividends.

Following the expansion announcement at the Company’s existing Tweed Farms Inc. greenhouse facility in Niagara-on-the-Lake, ON, this Joint Venture will increase the total pro-forma greenhouse production footprint at Canopy Growth operation to approximately 2.3 million sq. ft., with an exclusive option to bring that footprint to 4.0 million sq. ft.

The Company has also announced indoor capacity expansion plans that will bring its total indoor production capacity to approximately 900,000 sq. ft.

The BC Tweed Joint Venture Partner brings multi-generational knowledge of greenhouse operations and efficiencies having managed and operated over 5.8 million square feet of greenhouse infrastructure in various climates throughout North America over the past 30 years. The Partner is an experienced large scale, low cost, hydroponic greenhouse operator, with industry leading food safety, traceability and compliance expertise and a deep focus on sustainable production practices and efficiencies. The Partner brings tier one assets and an operations team with over 200 years of combined growing experience.

This Joint Venture represents the sixth province with Canopy Growth operations. The Company is committed to building an international business with a strong national platform while supporting the local communities where it operates through job creation, meaningful stakeholder engagement, and local economic opportunity, highlighted most recently with the donation of over 3300 pounds of food and household goods across its sites to benefit local food banks in the lead up to Thanksgiving.

Here’s to Future Joint Venture Growth.

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or the Joint Venture to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include future operational and production capacity, the receipt of third-party, regulatory and stock exchange approvals, the Company’s expansion plans, including the announced indoor and greenhouse capacity expansion plans, the acquisition of the properties in BC, the impact of enhanced infrastructure and production capabilities, the timeline for licensing and production at the greenhouse facilities in BC, the issuance of common shares of the Company to the Partner, the contribution to be made by Canopy Growth to the Joint Venture, the adult-use market in Canada and the timeline for implementation, and the Company’s expectations about its positioning and branding in the Canadian adult-use market. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with: Health Canada’s licensing process under the ACMPR; federal, provincial and municipal regulations; obtaining building permits and construction timelines; availability of financing; third-party, regulatory and stock exchange approvals; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this press release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/11/c2879.html

%SEDAR: 00029461E

For further information: Director of Communications, Jordan Sinclair, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director, Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:05e 11-OCT-17